EXHIBIT 99.3

Media Release

May 22, 2020

TELUS announces redemption of 3.60%, Series CM Notes due
January 26, 2021 and 3.20%, Series CO Notes due April 5, 2021

Vancouver, B.C. – TELUS Corporation announced that it has given notice today of a full redemption on June 23, 2020 of its outstanding C$400 million 3.60%, Series CM Notes due January 26, 2021 (CUSIP No. 87971MAT0) and its outstanding C$500 million 3.20%, Series CO Notes due April 5, 2021 (CUSIP No. 87971MAV5). The redemption price for each series of notes will be calculated in accordance with the applicable indenture.

This news release is for informational purposes only and does not constitute an offer to buy or sell, or the solicitation of an offer to buy, or sell, any securities.

About TELUS
TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $14.8 billion in annual revenue and 15.3 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada's largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

For more information about TELUS, please visit telus.com.

For more information, please contact:
Ian McMillan
TELUS Investor Relations
604-695-4593
ir@TELUS.com

TELUS Media Relations
Francois Gaboury
438-862-5136
Francois.Gaboury@TELUS.com